Stratus Technologies Bermuda Holdings Ltd. Cumberland House 1 Victoria Street Hamilton HM 11, Bermuda Tel: + 441-295-4630 Fax: + 441-292-7880

October 23, 2012

VIA EDGAR TRANSMISSION

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Stratus Technologies Bermuda Holdings Ltd.
Form 20-F for the Fiscal Year Ended February 26, 2012
Filed May 21, 2012 File No. 333-17863

Dear Mr. Gilmore:

Reference is made to your letter, dated September 27, 2012 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the Form 20-F for the fiscal year ended February 26, 2012 (File No. 333-17863) (“the Filing”), filed by Stratus Technologies Bermuda Holdings Ltd. (the “Company”) on May 21, 2012. In response to the Comment Letter, please find below the Company’s response to your inquiries. In addition, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under federal securities laws of the United States of America.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

1.	We note that you have a substantial amount of unremitted earnings at February 26, 2012. Please tell us your consideration for disclosing the amount of cash and cash equivalents and short-term investments that are held in foreign entities for which there would be tax implications upon repatriation. In this regard, we note this disclosure would illustrate that some cash is not presently available to fund operations or certain obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 5.D. of Form 20-F and Section IV of SEC Release No. 33-8350.

Although forty-five percent of our cash and cash equivalents at February 26, 2012 are held outside of the United States, the Company believes this amount of cash and cash equivalents was not significant to an understanding of the Company’s overall liquidity. The Company believes it has multiple sources of liquidity in order to fund domestic business operations, on a long-term and short-term basis. Our domestic sources of liquidity include existing cash and cash equivalents held in the United States, cash expected to be generated from domestic operations and access to our $25 million revolving credit facility. In addition, the Company has intercompany financing arrangements, whereby our foreign subsidiaries fund our domestic operations which provide an additional source of domestic liquidity without impacting our assertion of indefinite reinvestment. The Company respectfully acknowledges the Staff’s comment and based on the considerations discussed above, we believe the Company’s disclosure is currently sufficient. If there are changes in facts in the future, the Company will consider those facts and provide additional disclosures, if any.

Item 18. Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies

Revenue recognition, page F-17

2.	We note that you use the residual method to allocate and recognize revenue for arrangements accounted for under the software revenue recognition guidance based on the existence of vendor-specific objective evidence (“VSOE”) for the undelivered elements. Based on your disclosures, it appears that VSOE of fair value for maintenance in software arrangements is based on substantive renewal rates similar to VSOE of selling price for post contract support in arrangements accounted for in accordance with the relative selling price method under ASU No. 2009-13. Please confirm whether our understanding is correct. If so, please tell us how you determined the renewal rates are substantive. In this regard, provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

The Company confirms that the Staff’s understanding is correct. The Company uses the residual method to allocate revenue between the software license and post contract support (“PCS”) for arrangements accounted for under the software revenue recognition guidance. The Company’s VSOE of fair value for PCS in software arrangements is based on substantive renewal rates. The sale of the Company’s software and related PCS, recognized under ASC 985-605, represented $2.5 million, or approximately 1.2%, of total Company revenue recorded in the most recent fiscal year. The Company’s software license contracts include first year PCS bundled with the software license. These contracts also have a stated renewal rate for optional PCS renewals in the following year. The stated PCS renewal rates are approximately 30% of the license fee. We believe these rates are substantive because they are economically significant relative to the license fee and at the high end of the range of renewal rates observed in the software industry. The majority of customers renew PCS after the first year and such renewals are generally at the stated renewal rates.

Note 7 – Income Taxes

Unremitted Earnings, page F-27

3.	We note your disclosure that you have not calculated an estimate of additional income taxes related to permanently reinvested earnings or the basis differences related to investment in subsidiaries. Please note that if determination of such liability is practicable, the amount of the unrecognized deferred tax liability is required to be disclosed. If determination of such liability is not practicable, you should disclose a statement to that effect. Refer to ASC 740-30-50-2(c). Please revise your disclosures in future filings accordingly.

The Company has respectfully considered the Staff’s comment and will revise our future filings to address such considerations. In future filings, the Company will modify its current disclosure on page F-27 of the Filing to include the language highlighted below, assuming the facts remain consistent in future periods:

“The Company has not calculated an estimate of additional income taxes related to permanently reinvested earnings or the basis difference related to investments in subsidiaries as quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.”

Note 10 – Redeemable Convertible Preferred Stock

Preference Shares, page F-35

4.	We note the redemption preference of your Series A and Series B redeemable convertible preferred stock was equal to the liquidation preference for each year presented, which includes a compounding 8% rate of return. We also note your disclosure that the holders of your preferred stock are entitled to non-cumulative dividends at an annual rate of 8% and that no dividends have been declared or paid through February 26, 2012. Please clarify the redemption terms of your preferred stock and explain the reason for the increases in the carrying value for each period presented. Please refer to ASC 480-10-S99.

We respectfully acknowledge the Staff’s comment, and would clarify that each holder of our Series A and Series B redeemable convertible preferred shares (collectively, the “Preference Shares”) may require the Company to redeem all of their Preference Shares at any time after February 26, 2007 at a redemption price of $7.09 per share, the original issue price of such shares, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003. In connection with the April 8, 2010 refinancing of the Company’s outstanding debt, the terms of the Preference Shares were amended to prevent the redemption of all classes of Preference Shares until the later of (i) 91 days after the earlier of the stated maturity date of the 12% Senior Secured Notes due 2015, issued April 8, 2010

(the “Senior Secured Notes”), or the first date on which no Senior Secured Notes are outstanding, and (ii) 91 days after stated maturity date of our second lien credit facility, or the first date on which no loans are outstanding thereunder.

The carrying value of the Preference Shares is increased in each reporting period to adjust the carrying value to the redemption value of the Preference Shares in accordance with ASC 480-10-S99. Beginning in the second quarter of the fiscal year ending February 24, 2013, the Company clarified the redemption terms of the Preference Shares in our footnote disclosure for Redeemable Convertible Preferred Stock. The language below was included in the Company’s fiscal three-month and six-month ending consolidated financial statements for the period ended August 26, 2012, which was furnished on Form 6-K to the Commission on October 11, 2012, (note that dollar amounts are presented in thousands, except per share data):

“Pursuant to the Bye-laws of the Company, the Series A and Series B shares are redeemable at a redemption price equal to $7.09 per share, the original issue price, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003. Redemption rights commence accrual upon the date of issuance and continue until the date of redemption. As of August 26, 2012, the redemption value of the Series A and Series B preference shares totaled $113,557 and $61,127, respectively.”

You may contact me at 978-461-7343 if you have any questions regarding the responses above.

Sincerely,

/s/Robert C. Laufer

Robert C. Laufer

Chief Financial Officer